SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 11-K

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[X]  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

Commission File Number:

0-01097

THE STANDARD REGISTER COMPANY

UARCO SAVINGS ADVANTAGE 401(k) PLAN

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(Full title of the plan)

THE STANDARD REGISTER COMPANY

600 Albany Street, Dayton, Ohio  45408

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

UARCO SAVINGS ADVANTAGE 401(k) PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002

UARCO SAVINGS ADVANTAGE 401(k) PLAN

INDEX

DECEMBER 31, 2002

        Page No.

Independent Auditors' Report

1

Statement of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to the Financial Statements

4-6

Independent Auditors’ Report on Supplemental Information

7

Supplemental Schedules

Schedule of Assets Held for Investment Purposes

8-9

Signature

10

Index to Exhibits

11

INDEPENDENT AUDITORS’ REPORT

The UARCO Savings Advantage 401(k) Plan

Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of the UARCO Savings Advantage 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ BATTELLE & BATTELLE LLP

June 12, 2003

Dayton, Ohio

UARCO SAVINGS ADVANTAGE 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2002	2001

ASSETS
Participant directed investments, at fair value
T. Rowe Price Associates, Inc. mutual funds	36,607,465	47,410,520
Standard Register Company common stock	450,725	143,945
Participant loans	638,002	730,781

Total assets	37,696,192	48,285,246

LIABILITIES
None	-	-

NET ASSETS AVAILABLE FOR BENEFITS	37,696,192 ==========	48,285,246 ===========

The accompanying notes are an integral part of the financial statements.

UARCO SAVINGS ADVANTAGE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2002	2001
ADDITIONS
Interest and dividends	1,163,601	1,774,954

Participant rollover contributions from	4,192	-
qualified plans

Total additions	1,167,793	1,774,954

DEDUCTIONS
Net depreciation in fair value of investments	6,036,230	4,450,736
Benefits paid directly to participants	5,718,924	12,781,681
Administrative expenses	1,693	2,494

Total deductions	11,756,847	17,234,911

Net decrease	(10,589,054)	(15,459,957)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	48,285,246	63,745,203

End of year	37,696,192 ===========	48,285,246 ==========

The accompanying notes are an integral part of the financial statements.

UARCO SAVINGS ADVANTAGE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 – DESCRIPTION OF PLAN

The following is a general description of the UARCO Savings Advantage 401(k) Plan (Plan). For a more complete description of the Plan’s provisions, participants should refer to the Summary Plan Description.

General

The Plan was established June 1, 1988, by UARCO Incorporated (the Company) for eligible employees of the Company and its domestic subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular savings and to assist them through matching contributions from the Company.

On December 31, 1997 all of the outstanding shares of the Company were purchased by The Standard Register Company (SRC). The Company operated as a wholly owned subsidiary of SRC for three months until it was merged into SRC, effective March 31, 1998.

Effective April 1, 1998, all UARCO Incorporated employees were employed by SRC and enrolled into the Standard Register Employee Savings Plan. No further Company or SRC contributions to the UARCO Savings Advantage 401(k) Plan are planned.  Although the Plan no longer has any active employees, the Plan will accept rollover contributions.

Eligibility

Employees are eligible to participate in the Plan if they were employees of the Company or its domestic subsidiaries and had completed at least one year of service of at least 1,000 hours.

Contributions

Participants were able to contribute up to 15% of pretax compensation, and up to 20% of compensation equal to any whole percentage of such compensation per payroll period. The sponsor was permitted to make discretionary matching contributions. Effective April 1, 1998, all of the employees of UARCO Incorporated were employed by the Standard Register Company and enrolled in the Standard Register Employee Savings Plan. No further participant contributions to the UARCO Savings Advantage 401(k) Plan are planned.

All pretax contributions are considered tax-deferred under sections 401(a) and 401(k) of the Internal Revenue Code.

Participants were always fully vested in their own contributions, plus earnings thereon. Effective April 1, 1998, participants became fully vested in all Company matching contributions.

Loans

Participants are eligible to borrow against the balances in their accounts, subject to limits established by the IRS. Participants may borrow 50% of their vested balance up to $50,000. The minimum loan is $750. Repayment of a long-term loan may not exceed 15 years. Repayment is intended to be made via payroll deductions. Interest is assessed at a rate, which is equal to 1% above prime at the time of the loan origin.

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Distributions

Distributions under the Plan are made through either lump sum payments, installment payments, or the purchase of a fixed annuity contract. Distributions are not permitted while the participants are employed by SRC, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $3,500.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by SRC.

Plan Trustee

Investments are held by T. Rowe Price Trust Company, the Plan’s trustee.

NOTE 3 – PLAN TERMINATION

Subject to certain limitations, the SRC can amend, modify, or discontinue the Plan. If SRC should decide to discontinue the Plan, the trustee shall perform a valuation of each participant’s account as of the termination date, and the participant accounts will be adjusted by SRC in accordance with the provisions of the Plan. Distributions will be made by the trustee in accordance with the provisions of the Plan.

NOTE 4 – INCOME TAX STATUS

The Internal Revenue Service ruled April 2, 2001, that the Plan, as then designed, was qualified under section 401(a) of the Internal Revenue Code (IRC).  The Plan document has been restated since receiving the determination from the IRS and has not yet received a determination for the restated plan.  The Plan Administrator believes that the Plan, as restated, is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 – INVESTMENTS

T. Rowe Price Associates, Inc. mutual funds and Standard Register Company common stock are stated at fair value as determined by the market values of the underlying securities. Participant loans are stated at cost, which approximates fair value.

During 2002 and 2001, the Plan’s investments (including investments bought, sold, as well as held, during the period) depreciated in fair value by a net $6,036,230 and $4,450,736 respectively, as follows:

	2002	2001

T. Rowe Price Associates, Inc. mutual funds	$ (6,014,813)	$ (4,478,513)
Standard Register Company common stock	(21,417)	27,777
Total	$ (6,036,230) ==========	$ (4,450,736) ==========

NOTE 6 – CONCENTRATIONS OF INVESTMENT RISK

Financial instruments that potentially subject the plan to significant concentrations of risk consist primarily of mutual funds and common stock. These investments are subject to the normal risks associated with financial markets.

The fair value of individual investments that represent 5% or more of the Plan’s assets as of December 31 are as follows:

	2002	2001
T. Rowe Price Associates, Inc. Mutual Funds
MID Cap Growth Fund	$ 3,251,537	$ 4,754,552
Equity Index 500 Fund	9,794,721	15,662,900
Stable Value Fund	13,541,722	13,396,251
TRP Balanced Fund	6,190,172	9,119,408

NOTE 7 – REPORTABLE TRANSACTIONS

There were no reportable transactions for the years ended December 31, 2002 or 2001.

INDEPENDENT AUDITORS’ REPORT

ON SUPPLEMENTAL INFORMATION

The UARCO Savings Advantage 401(k) Plan

Dayton, Ohio

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BATTELLE & BATTELLE LLP

June 12, 2003

Dayton, Ohio

UARCO SAVINGS ADVANTAGE 401(k) PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 004

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

		( c )		( e )
	( b )	Description of	( d )	Current
( a )	Identity of Issue	Investment	Cost	Value

	T. ROWE PRICE ASSOCIATES, INC.
	MUTUAL FUNDS

*	MID Cap Growth Fund	104,753 shares	4,052,484	3,251,537
*	Equity Index 500 Fund	413,803 shares	12,542,995	9,794,721
*	Stable Value Fund	13,541,722 shares	13,541,722	13,541,722
*	New Horizons Fund	60,279 shares	1,331,059	1,001,230
*	Spectrum Income Fund	39,209 shares	413,332	421,886
*	TRP Balanced Fund	399,108 shares	6,960,537	6,190,172
*	International Stock Fund	71,261 shares	777,713	632,800
*	Small Cap Value Fund	59,856 shares	1,382,297	1,313,251
*	Equity Income Fund	23,251 shares	519,721	460,146

	Total T. Rowe Price Associates, Inc. mutual funds		41,521,860	36,607,465

	COMMON STOCK

*	Standard Register Company	25,040 shares	631,877	450,725

	PARTICIPANT LOANS	Rates ranging from 5.75% to 10.5%	638,002	638,002

	Total Investments		42,791,739 ==========	37,696,192 ===========

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

UARCO SAVINGS ADVANTAGE 401(k) PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 004

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2001

		( c )		( e )
	( b )	Description of	( d )	Current
( a )	Identity of Issue	Investment	Cost	Value
	T. ROWE PRICE ASSOCIATES, INC.
	MUTUAL FUNDS

*	MID Cap Growth Fund	120,674 shares	3,892,208	4,754,552
*	Equity Index 500 Fund	507,876 shares	14,117,933	15,662,900
*	Stable Value Fund	13,396,251 shares	13,396,251	13,396,251
*	New Horizons Fund	67,172 shares	1,791,725	1,520,106
*	Spectrum Income Fund	25,123 shares	271,671	266,302
*	TRP Balanced Fund	521,407 shares	8,837,705	9,119,408
*	International Stock Fund	77,888 shares	1,204,043	855,990
*	Small Cap Value Fund	47,162 shares	959,541	1,068,693
*	Equity Income Fund	32,402 shares	786,168	766,318

	Total T. Rowe Price Associates, Inc. mutual funds		45,257,245	47,410,520

	COMMON STOCK

*	Standard Register Company	7,768 shares	122,616	143,945

	PARTICIPANT LOANS	Rates ranging from 7.0% to 10.5%	730,781	730,781

	Total Investments		46,110,642 ==========	48,285,246 ===========

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Company UARCO Savings

Advantage 401(k) Plan

Date:  June 26, 2003

/S/  CRAIG J. BROWN

Craig J. Brown, Chair

Plan Administrative Committee

EXHIBITS

The following exhibits are being filed with this Annual Report on Form 11-K:

23

Consent of Independent Auditors

99.1

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002